		THE YACKTMAN FUNDS, INC.
		TOTAL RETURNS - UNAUDITED
		AS OF: August 31, 2009

	CUMULATIVE			ANNUALIZED
							SINCE
							INCEPTION

	YTD	3 MOS.	1-YEAR	3-YEAR	5-YEAR	10-YEAR	7/6/1992	5/1/1997
The Yacktman Fund (YACKX)	42.25%	15.04%	13.77%	5.33%	6.68%	9.56%	9.51%
The Yacktman Focused Fund (YAFFX)	44.53%	12.75%	16.16%	7.37%	7.92%	9.20%		7.89%
S&P 500® Index	14.97%	11.67%	-18.25%	-5.78%	0.49%	-0.79%	7.50%	3.79%

	THE YACKTMAN FUNDS, INC.
	TOTAL RETURNS - UNAUDITED
	AS OF: JUNE 30, 2009

	ANNUALIZED
				SINCE
				INCEPTION

	1-YEAR	5-YEAR	10-YEAR	7/6/1992	5/1/1997
The Yacktman Fund (YACKX)	5.89%	3.34%	7.43%	8.75%
The Yacktman Focused Fund (YAFFX)	11.35%	4.89%	7.43%		7.01%
S&P 500® Index	-26.21%	-2.24%	-2.22%	6.89%	2.92%

The S&P 500® is an unmanaged but commonly used measure of common stock total return performance.

The accompanying article is furnished by the Yacktman Funds, Inc.  The article should not be deemed an offer to sell or solicitation of an offer to buy shares of any of the other funds described in the article.

The performance data quoted for the Yacktman Fund represents past performance.  Past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that the investor’s shares, when redeemed, may be worth more or less than their original cost.  The current performance may be higher or lower than the performance data quoted.  The most recent month-end performance data may be obtained by calling this toll free number 1-800-525-8258.

An investor should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other important information about the Fund. An investor may obtain a prospectus by going to the Yacktman website at www.yacktman.com or by calling this toll free number 1-800-525-8258.  The prospectus should be read carefully before investing.